U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 12b-25
SEC FILE NUMBER
000-55912
NOTIFICATION OF LATE FILING

[X] Form 10-Q

For the Quarterly Period Ended March 31, 2018

Part I           Registrant Information

Full Name of Registrant:          Royale Energy, Inc.

 Address of Principal Executive Office:

1870 Cordell Court
Suite 210
El Cajon, CA 92020

Part II          Rules 12b-25(b) and (c)

          (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

          (b)          The subject Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

Part III         Narrative

          The quarterly report of Royale Energy, Inc. (the Company) on Form 10-Q for the three months ended March 31, 2018, is due to be filed on May 15, 2018.  Effective March 1, 2018, the Company merged with Matrix Oil Management Corporation and its affiliates, as reported in the Company’s Current Report on Form 8-K filed with the SEC on March 9, 2012.  The Company’s management requires additional time to complete its unaudited consolidated financial statements for the quarter ended March 31, 2018, reflecting the combined operations of the merged companies.  We expect to complete our financial statements and file our Form 10-Q as soon as is reasonably practicable after this filing.

Part IV         Other Information

          (1)          Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

          (2)          Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes	[ ] No

          (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the merger with Matrix Oil Management Corporation and its affiliates, the combined Company’s assets, liabilities, operations and financial condition will differ significantly from the financial condition of Royale Energy Funds, Inc. (formerly Royale Energy, Inc., a California corporation and the predecessor to the Company.  We expect to report total assets of approximately $61.2 million compared to total assets of Royale Energy Funds, Inc., of $8 million as of March 31, 2018, and a net loss of approximately $1.6 million ($0.05 per share, with approximately 48 million shares outstanding) for the first quarter of 2018, compared to a net loss of $988,000 ($0.05 per share, with approximately 22 million shares outstanding) by Royale Energy Funds, Inc., for the first quarter of 2017.

                                                                                                       Signatures

           Royale Energy, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royale Energy, Inc.

Date: May 15, 2018	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Chief Financial Officer and Secretary